- FOR IMMEDIATE RELEASE -

ELRON ANNOUNCES THAT NASDAQ'S EX DIVIDEND DATE IS
SEPTEMBER 16, 2005

Tel Aviv, September 13, 2005 - Elron Electronic Industries Ltd. (NASDAQ & TASE: ELRN) (the "Company") today announced that further to its dividend announcement on September 5, 2005, the ex-dividend date on the Nasdaq Stock Market ("Nasdaq"), as published by Nasdaq, is September 16, 2005, which corresponds with the ex-dividend date on the Tel Aviv Stock Exchange. It has been brought to the Company's attention that certain financial services have incorrectly reported the ex-dividend date on Nasdaq as being September 13, 2005.

Elron Electronic Industries Ltd. is a high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of medical devices, telecom, semiconductors and advanced materials.

For further information, visit http://www.elron.com

Contact:

Tal Raz
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
raz@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.

The Triangle Building, 42nd Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel
Tel. 972-3-6075555, Fax. 972-3-6075556 www.elron.com